

Mail Stop 3628

April 6, 2010

Via Facsimile (212.446.4900) and U.S. Mail

Thomas W. Christopher, Esq.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022-4611

> **Re: Sauer-Danfoss Inc.**
> **Amendment No. 2 to Schedule 14D-9 filed on April 5, 2010**
> **File No. 005-55771**
>
> **Amendment No. 2 to Schedule 13E-3 filed on April 5, 2010**
> **File No. 005-55771**

Dear Mr. Christopher:

　　We have reviewed your filings and response letter and have the following additional comment.

1.　　We note your responses to prior comments 2 and 5. Note that if the Company has based its fairness determination on the analyses of factors undertaken by the Special Committee and Lazard, the Company must expressly adopt these analyses and discussions as its own in order to satisfy the disclosure obligation of Item 1014(b) of Regulation M-A. Please refer to Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719. In this respect, please disclose whether the Company expressly adopted the Special Committee's and Lazard's discussions and analyses of the factors summarized in the Schedule 14D-9, as amended. Note however, that to the extent the Company did not adopt the Special Committee's or Lazard's discussions and analyses, the Company must discuss each of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A in reasonable detail or explain in detail why the factors were not deemed material or relevant.

Please amend the filings in response to this comment. Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry Hindin
Special Counsel
Office of Mergers & Acquisitions